UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Press Release dated May 21, 2018 titled “GeoPark Announces Appointment of Constantine G. Papadimitriou to its Board of Directors”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: May 21, 2018

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES APPOINTMENT OF CONSTANTINE G. PAPADIMITRIOU

TO ITS BOARD OF DIRECTORS

Bogota, Colombia – May 21, 2018 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, and Chile announced the appointment of Mr. Constantine G. Papadimitriou as a new member of the Board of Directors of the Company, effective May 6, 2018.

Mr. Papadimitriou is a respected and successful international investor and businessman, with more than 30 years of investment experience in global capital markets and in resource and industrial projects. Mr. Papadimitriou was one of the original “friends and family” investors in GeoPark in its early days in 2004.

Mr. Papadimitriou is currently CEO of General Oriental Investments S.A., the Investment Manager of the Cavenham Group of Funds. Previously he was CEO of Cavamont Geneva, where he worked closely with Sir James Goldsmith in his investments and projects. Mr. Papadimitriou was responsible for Treasury Management, the Private Equity Portfolio as well as representing the group on the Boards of associated companies including investments in the oil and gas, mining, real estate and gaming sectors (including Basic Petroleum, a Nasdaq-listed Guatemalan oil and gas company).

Mr. Papadimitriou is also the founding partner of Diorasis International, a company focusing on investments in Greece and the broader Balkans and he also chairs the Greek language school of Geneva and Lausanne. Mr. Papadimitriou holds an Economics and Finance degree from Geneva University and post graduate Diploma in European Studies also from Geneva University. Mr. Papadimitriou is a Swiss national and resident.

Mr. Papadimitriou, said: “I am pleased to be joining GeoPark’s Board of Directors and to support the Company’s exciting expansion. In the 15 years I have followed GeoPark, the Company has consistently performed, grown in value, and steadily moved closer to its ambitious long-term goal of becoming the leading independent in Latin America – the most attractive region for oil and gas investment in the world today.”

Gerald O’Shaughnessy, Chairman of the Board of Directors of GeoPark, said: “We are delighted to welcome Constantine Papadimitriou to the Board of Directors. Constantine has been a long-term investor and supporter of GeoPark and his excellent reputation and vast track record in capital markets, including his across the globe investment experience, will strengthen and add new perspectives to our Board.”

For further information, please contact: INVESTORS:
Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com
Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:
Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com
Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GeoPark can be visited online at www.geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the drilling plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.